SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TG Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88322Q108
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88322Q108	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Avoro Capital Advisors LLC (formerly venBio Select Advisor LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 88322Q108	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Behzad Aghazadeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 88322Q108	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

TG Therapeutics, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

2 Gansevoort Street, 9th Floor, New York, New York 10014

Item 2(a).	NAME OF PERSON FILING

This statement is filed by: (i) Avoro Capital Advisors LLC (formerly venBio Select Advisor LLC), a Delaware limited liability company ("Avoro"), which provides investment advisory and management services and has acquired the securities of the Issuer solely for investment purposes on behalf of Avoro Life Sciences Fund LLC (formerly venBio Select Fund LLC), a Delaware limited liability company, and certain managed accounts and (ii) Behzad Aghazadeh ("Dr. Aghazadeh," and together with Avoro, the "Reporting Persons"), who serves as the portfolio manager and controlling person of Avoro.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.

Item 2(c).	CITIZENSHIP

Avoro is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER

88322Q108

CUSIP No. 88322Q108	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

The percentage set forth in Row 11 of this Schedule 13G/A is calculated based upon 99,561,434 shares of Common Stock outstanding as of November 5, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission (the "SEC") on November 12, 2019 plus 5,434,783 shares of Common Stock issued by the Company, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 26, 2019.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 88322Q108	13G/A	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88322Q108	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2020

AVORO CAPITAL ADVISORS LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH